Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

June 1, 2017

Linde and Praxair:
A Compelling Combination
THE LINDE GROUP
PRAXAIR Making our planet more productive
02 June 2017

Linde and Praxair: A Compelling Combination
Strategic
Leverages unique strengths of each company to create a global industrial gas leader
– Linde’s engineering & technology and Praxair’s operational excellence
Establishes strong positions in all key geographies and end-markets
– More balanced and diverse global portfolio
Increases exposure to long term macro growth trends
– Healthcare, emerging markets, clean energy, digitalization
Financial
Considerable value through ~$1.2 B in annual cost & capex synergies and efficiencies
Strong balance sheet and cash flow with financial flexibility to invest in future growth
Combined pro-forma revenue of ~$29 B1 and current market value of over $70 B
1 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations
THE LINDE GROUP

PRAXAIR Making our planet more productive

Creating A Global Industrial Gas Leader…
Industrial Gas Landscape1 ($ B) Sales By Geography2
Captive 38* Americas ~$12 B EMEA ~$8 B
Air Liquide creative oxygen 22
THE LINDE GROUP 29 PRAXAIRMaking our planet more productive
AIR PRODUCTS 8
MESSER Gases for life MITSUBISHI CHEMICAL
AIR WATER INC. Yingde Gases The gas supplier for all industries Others3 25*
Iwatani SOL
Other ~$3 B Asia/Pacific ~$6 B
… Across a much broader global footprint
1 Sales based on 2016 public filings. Air Liquide includes 12 months of Airgas acquisition and related divestments. Air Products excludes Materials Technologies
2 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations
3 Others: includes independents
* Source: Gasworld Captive: customer owned plant
THE LINDE GROUP

PRAXAIR Making our planet more productive

Leverages Complementary Strengths…
THE LINDE GROUP PRAXAIR Making our planet more productive
Core Competencies Engineering & Technology Operational excellence
Product Lines HyCO Standardized ASUs
Large ASUs Non-cryo
Chemicals & Energy Petrochemicals
End-Markets – H2 , LNG, CCS, EOR– US Gulf Coast
Healthcare Metals
Geographies EMEA North America
Asia/Pacific South America
…Which are unique and proven with long-standing leadership
ASU – Air separation unit(s)
HyCo – Syngas plants LNG – Liquefied natural gas CCS – Carbon capture storage EOR – enhanced oil recovery
THE LINDE GROUP

PRAXAIR Making our planet more productive

Establishes A More Balanced Portfolio…
Geography1 10% 21% 43% 26%
Americas EMEA Asia/Pacific Other
End-Markets1
19% 19% 7% 7% 18% 13% 17%
Chemicals & Energy Manufacturing Healthcare Metals & Glass Food & Beverage Electronics Other
Supply Mode1
10% 25% 37% 28%
On-site Bulk Cylinder2 Other
…With strong positions in key geographies and end-markets
1 Based on 2016 public filings and pro forma sales without adjustment for potential divestitures and regulatory limitations.
2 Includes cylinder and other services
THE LINDE GROUP

PRAXAIR Making our planet more productive

Combination Would Yield ~ $1.2 B Synergies & Efficiencies…

Cost Synergies & Efficiencies[1]


~$1.2 B
Capex ~$0.2 B
Cost ~$1.0 B
COGS
Supply Chain / Other
SG&A

- Time to achieve ~ 3 years after closing
- Cost to implement ~ $1.0 B

Cost Synergies & Efficiencies[1] ~ $1.0 B

- Corporate right-sizing
- Operational optimization
- Procurement
- Includes existing cost reduction programs
- Productivity

\+

Capex Synergies[1] ~ $0.2 B

- Efficient asset utilization
- Procurement
- Maintenance capex optimization

\+

Growth Synergies ++ B

[1] Based on 2016 financials of Linde and Praxair. Synergies and cost efficiencies have been adjusted for potential divestitures.

THE LINDE GROUP
6
PRAXAIR Making our planet more productive

…And Create Value For All Stakeholders
Deep & innovative product offerings
Broader end-market applications
Cost efficient solutions
Shared values… safety, integrity, community
Employer of choice
Environmental stewardship
Enhanced Technology Capability
More Sustainable Enterprise
Stronger Enterprise For All Stakeholders
Superior Customer Offerings
Stronger Financials
Comprehensive products & services
Wider global reach / accelerated deployment
Further enhanced supply reliability
Higher cash flow & stronger balance sheet
Greater flexibility to invest in future growth
Increased shareholder distributions
THE LINDE GROUP

PRAXAIR Making our planet more productive

Strong Balance Sheet and Cash Flow

2016 Financials ($ B)

	Combined[1]	Targeted Savings[3]	Total[4]
Sales	$28.7		$28.7
Adj. EBITDA[2]	$8.0	$1.0	$9.0
Adj. EBITDA Margin[2]	28.1%		31.5%
Operating Cash Flow	$6.1	$0.7	$6.8
Capex	($3.4)	$0.2	($3.2)
Free Cash Flow[2]	$2.7	$0.9	$3.6
Net Debt/Adj. EBITDA[2]	2.1		1.9

Greater flexibility for growth investments and shareholder distributions

[1] Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes. See appendix

[2] Non-GAAP and non-IFRS measure. See Appendix for reconciliation

[3] Excluding savings attributable to divestitures and estimated one-time cost of approximately $1.0B (including approximately $0.2B of estimated transaction costs) to achieve these savings. Operating cash flow of $0.7B represents the $1.0B of Adj. EBITDA savings after taking into account the assumed pro forma effective tax rate

[4] Illustrates the full run-rate targeted savings based on combined 2016 results. Excludes any potential divestitures and regulatory limitations and assumes all other items including pro forma effective tax rate remains unchanged. Not indicative of future results of combined business; provided as illustrative example only

THE LINDE GROUP

8

PRAXAIR
Making our planet more productive

Integration and Execution
Established integration framework
Joint integration committee with executive oversight
Synergy targets aligned
Agreed-upon priorities
Lay the foundation for the new company
Guiding principles: one team, one vision, one operating model, shared values
Performance-driven culture
Minimal distraction for vast majority of people and operations
Homogenous products with local management structures
Preparing for a successful integration
THE LINDE GROUP

PRAXAIR Making our planet more productive

Key Next Steps and Timeline
Board approvals / Completion of review of Praxair shareholder
BCA signed offer documents by vote / Linde
US SEC / German BaFin exchange offer
H2 2018
01 June 2017 Q3 2017 Q4 2017
Regulatory approval /
expected closing H2 2018
Regulatory Review and On-going Integration Planning
THE LINDE GROUP

PRAXAIR Making our planet more productive

Appendix
THE LINDE GROUP

PRAXAIR Making our planet more productive

Key Terms Of The Combination
All-stock merger transaction
Linde shareholders to receive 1.540 shares in the new company for each Linde share exchanged
Structure Praxair shareholders to receive one share in the new company for each Praxair share
Linde and Praxair shareholders each own approximately 50% of the new company
– Assumes 100% of Linde shareholders tender into the exchange offer
New company incorporated in Ireland - a neutral European Economic Area (EEA) country
Incorporation &
Name Retain Linde’s name globally
Equal representation from Linde and Praxair on the new company’s Board of Directors
Governance Wolfgang Reitzle, Chairman of the Board
Stephen Angel, CEO and Director
CEO based in Danbury, CT
Organization Corporate functions appropriately split between Danbury, CT and Munich, Germany
New company listed on New York and Frankfurt Stock Exchanges
Stock Exchanges Seek inclusion in key indices (S&P 500 & DAX 30)
& Credit Rating
Commitment to a strong investment grade credit rating
THE LINDE GROUP

PRAXAIR Making our planet more productive

Shared History and Heritage



Linde
Carl Linde founds "Gesellschaft für Linde's Eismaschinen" in Wiesbaden
Carl Linde successfully liquefies atmospheric air; and receives a patent
Linde Air Products formed in US
Linde Air Products sold to Union Carbide
Regained rights to the name "Linde" in the US
Acquired Swedish gas company AGA
Acquired UK based BOC Group
Acquired US based Lincare
1879
1875
1895
1907
1917
1972
1987
1992
1995
1999
2000
2004
2006
2012
2013
2016
Linde Praxair Merge
Acquired Yara CO2
Acquired US based NuCO$_2$
Acquired Messer's Germany business
Acquired Liquid Carbonic
Formation of Praxair – spun off Linde division from UCC
Linde Homecare Medical Systems formed in UCC; Sale of Linde's Homecare business as Lincare
Formation of Union Carbide (UCC); UCC takes over Linde's US business
Praxair

THE LINDE GROUP

13

PRAXAIR
Making our planet more productive

Non-GAAP Reconciliations
Adjusted EBITDA, Adjusted EBITDA Margin(1) Combined ($ M)
Net income from continuing operations(including noncontrolling interests) 2,623
Add: cost reduction program and other charges (pre-tax) 224
Add: interest expense - net (including bond redemption) 390
Add: income taxes 865
Add: depreciation and amortization 3,944
Adjusted EBITDA 8,046
Sales 28,682
Adjusted EBITDA Margin 28.1%
Free Cash Flow (2)
Operating cash flow 6,152
Less: capital expenditures (3,414)
Free Cash Flow 2,738
Debt-To-Adjusted EBITDA Ratio(3)
Beginning net debt 17,546
First quarter ending net debt 17,134
Second quarter ending net debt 17,830
Third quarter ending net debt 17,150
Year-end ending net debt 16,666
Five-quarter average net debt 17,265
Debt-to-adjusted EBITDA ratio 2.1
(1) Based on Linde and Praxair’s consolidated financial statements combined for pro forma purposes including estimated income adjustments for US GAAP and purchase accounting. Linde’s amounts translated using the EUR/USD exchange rates: Income Statement and Cash Flow (1.1069) and Balance Sheet (1.0517).
(2) Combined free cash flow is calculated as follows ($ M):
Operating Cash Flow Capital Expenditures Free Cash Flow
Linde (as reported) 3,763 (1,949)1,814
Praxair (as reported) 2,773 (1,465)1,308
US GAAP adjustment* (384) -(384)
Total 6,152 (3,414)2,738
* Reflects an adjustment related to interest payments, which are classified as a financing activity under IFRS and as an operating activity under US GAAP.
(3) Net debt includes total debt less cash and cash equivalents and securities as reported in Linde and Praxair’s consolidated financial statements.
THE LINDE GROUP

PRAXAIR Making our planet more productive

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Linde Investor Contact
Bernard Wang
bernard.wang@linde.com
+49 89 35757 1328
Praxair Investor Contact
Juan Pelaez
Juan_Pelaez@praxair.com +1 203 837 2213
www.lindepraxairmerger.com
THE LINDE GROUP
PRAXAIR Making our planet more productive